This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase defined below.

Notice of Amendment to Offer to Purchase for Cash

300,000 SHARES OF COMMON STOCK OF

KBS STRATEGIC OPPORTUNITY REIT, INC. BY

EVEREST REIT INVESTORS I, LLC

Pursuant to the Offer to Purchase, dated April 17, 2018 (the “Offer to Purchase”), and the related Transfer Agreement, as each may be supplemented or amended from time to time (which together constitute the “Offer”), Everest REIT Investors I, LLC (the “Purchaser”), is offering to purchase up to 300,000 shares of the common stock (“Shares”) in KBS Strategic Opportunity REIT, Inc. (the "Company").

THE EXPIRATION DATE FOR THE OFFER AND WITHDRAWAL RIGHTS HAS BEEN AMENDED TO EXPIRE AT 9:00 P.M. PACIFIC TIME ON MAY 14, 2018, UNLESS THE OFFER IS EXTENDED.

The Offer and complete tender offer materials are available on the internet for review, download or printing at www.everestreitinvestors.com, or will be furnished promptly at Purchaser’s expense, upon request. Questions and requests for assistance may be directed to the Purchaser at its address and telephone number: 199 S. Los Robles Ave., Suite 200, Pasadena, CA 91101; Tel.: (626) 585-5920; Fax: (626) 585-5929; Email: offers@everestreitinvestors.com.